PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

Trading Symbol: PNU.H

N E W S    R E L E A S E

August 20, 2010

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR
DISTRIBUTION TO U.S. WIRE SERVICES

Peninsula Resources Announces Details of Zodiac Financing and
Execution of Arrangement Agreement.

Peninsula Resources Ltd.  (“Peninsula” or the “Company”) announces that, further to its press release of July 5, 2010, Zodiac Exploration Corp. (“Zodiac”) proposes to raise up to CDN$40 million by way of a private placement of subscription receipts.  The issue price for each subscription receipt will be CDN$0.51.  Each subscription receipt will entitle the holder to receive one share of Zodiac without payment of any additional consideration, on satisfaction of certain conditions.  Upon the closing of the previously announced acquisition by Peninsula of Zodiac (the “Transaction”), each Zodiac share will convert into 1.45 Peninsula shares.  After giving effect to the exchange of Zodiac shares for Peninsula shares the effective price of the financing will be CDN $0.35 per Peninsula share.

Zodiac has appointed Canaccord Genuity Corp. and Raymond James Ltd. as co-lead agents and joint book runners of a syndicate that includes Haywood Securities Inc., Macquarie Capital Markets Canada and Strategic Energy Research & Capital, LLC., an affiliate of FCG Advisors, LLC (collectively, the “Agents”) to act as Zodiac’s agents in connection with the private placement on a reasonable best efforts basis.  Zodiac will pay the Agents a commission of 5.0% on the gross proceeds raised from the private placement.   Zodiac has also granted to the Agents an over allotment option to raise up to an additional $10 million in subscription receipts which may be exercised by the Agents prior to September 2, 2010.  If the over allotment is exercised in full then Zodiac will raise $50 million.

The closing of the private placement (and the over allotment, if exercised) is expected to occur on or about September 2, 2010 and is subject to the receipt of all necessary regulatory and stock exchange approvals.  Upon closing of the offering, the proceeds from the sale of the subscription receipts will be deposited in escrow and will be released to Zodiac upon the satisfaction by the Company of certain conditions, including the closing of the Transaction.  If the Transaction does not close by October 15, 2010 the proceeds of the financing will be returned to the subscribers.  The proceeds from the offering will be used to fund exploration and development activities on Zodiac’s California oil and gas properties and for general corporate purposes.

Transaction

The Company also announces that has entered into a definitive arrangement agreement with Zodiac in respect to the Transaction.   If the financing is fully subscribed and $40 million is raised, then upon the completion of the Transaction the Company will acquire all of the shares of Zodiac (including shares issued upon the exchange of the subscription receipts) for a purchase price to be satisfied by the issuance of approximately 281,000,000 common shares of the Company.   Peninsula currently has issued and outstanding 8,661,644 common shares.

Closing of the Transaction continues to be subject to a number of conditions, including: (a) the approval of the TSX Venture Exchange (“TSXV”) and the approval of the shareholders of the Company.  The Company expects that a meeting of its shareholders to approve the Transaction will be held on or about September 24, 2010 with the Transaction closing shortly thereafter; however there can be no assurance closing will occur at this time.

About Zodiac Exploration Corp.

Zodiac is a private Alberta incorporated company formed to explore for and eventually develop and produce oil and gas from assets in North America with a focus on the San Joaquin Basin in California. Zodiac currently holds working interests in approximately 70,000 gross acres (50,000 net acres) in Kings County California. Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects. The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

All information provided in this news release related to Zodiac has been provided by management of Zodiac and has not been independently verified by management of Peninsula.

Completion of the Transaction is be subject to a number of conditions, including but not limited to, TSXV acceptance and if applicable pursuant to TSXV Requirements (as such term is defined under the TSXV policies), majority of the minority shareholder approval. Where applicable, the Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular or filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a Peninsula should be considered highly speculative.

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Certain information in this press release may contain forward-looking statements.  Such forward-looking statements, including but not limited to those with respect to the closing of the financing and the acquisition or Zodiac and the financing, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Zodiac to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in the Company’s filings with the Canadian securities regulators, which filings are available at www.sedar.com.

For further information please contact:

Len Guenther

Director

Peninsula Resources Limited

Tel: 604.688.5007

Or

Randy Neely

Chief Financial Officer

Zodiac Exploration Corp.

Tel: 403.444.7848